/Letterhead/

June 24, 2009
UPS Next Day Air

Ms. Melissa Feider, Staff Accountant
Securities and Exchange Commission
Mail Stop 4561
450 Fifth St., N.W.
Washington, DC 20549

Re:           Klever Marketing, Inc.
Form 8-K Filed May 28th, 2009
File No. 000-18730
Response to Your Comment Letter of June 2, 2009

Dear Ms. Feider:

Our office, as general counsel for Klever Marketing, Inc. (“Klever or the “Company”), has been asked to respond to your comment letter of June 2nd, 2009.   The undersigned is doing so in consultation with the president of the company and its accounting advisors.  Klever management have asked our office to complete any further communication with your office with regard to the issues raised in your letter.

While we intend to respond categorically to each of the comments contained in your June 2nd letter below, we would like, in addition, to enclose a proposed amended
8-K with a new exhibit for your review.  We would like to make sure that the proposed 8-K conforms fully to your comments and that the filing of the amended 8-K document will not elicit additional comments from your office prior to incurring the cost and effort of filing.  We would appreciate your consideration and review in this regard.  With this general approach, we will attempt to respond to each of your comments by numerical designation below:

Comment 1 – With regard to the Robison Hill & Co. account payable, the arrearages owed to that firm were related to past audit and review fees.  As of the date of the 8-K filing, Klever owed to the auditors the total amount of $18,580.00.  Those fees were incurred during the period of February 2005 to April 23, 2009.  We have included as an attachment to this letter the auditors’ letter verifying those changes.  Additional invoices may exist supporting the total owed, but are not presently available to the company and I believe that they could not be obtained without considerable effort and expense.  Accordingly, we would ask you to accept the representation in this paragraph and the attached auditor letter as a sufficient response to your inquiry.  We have also conformed the enclosed amended 8-K to reflect this specific information.

Ms. Melissa Feider, Staff Accountant
Securities and Exchange Commission
File No. 000-18730
June 24, 2009

Comment 2 – Chisholm, Bierwolf, Nilson & Morrill, LLC (CBNM) were officially engaged on April 23, 2009.  The 10-K audit was completed by CBNM on an expedited basis and with the full cooperation and assistance of our prior auditors, Robison Hill & Co., who agreed to assist on an expedited basis by making materials and information available due to the limited amount of time available.

Comment 3 – Klever has amended the proposed and enclosed amended form 8-K to indicate that there has been no disagreement with prior auditors for in excess of two fiscal years beginning January 1, 2007 and ending December 31, 2008 and none exist in the subsequent interim period from January 1, 2009 to the present.

Comment 4 – This response will affirm that Klever has no disagreements with the prior and present auditors; and, accordingly, the term “material” will be stricken from the amend 8-K disclosure.

Comment 5 – In response to your comment 5, there has been no reportable events as defined in Item 303(a)(1)(v) of Regulation S-K for the past two fiscal years.  Klever did not affirmatively make this statement upon the assumption and basis that if there were not any conflicts or reportable events meeting the rule definition, then Klever should not need to affirm the negative.  However, based upon your comment, Klever will now affirmatively assert that there are no reportable events pursuant to such item in the enclosed amended 8-K.

Comment 6 – In response to your comment 6, Klever did not have any consultation with the new accountant as found in Item 304(a)(2)  of Regulation S-K prior to their retention on or about May 15th, 2009.  Again, Klever did not deem that we needed to affirm the negative, but will specifically include that representation in the enclosed amended 8-K.  As noted above, the new auditors agreed to work on an expedited basis to complete the audit after being retained, and we received excellent cooperation from Robison Hill & Co. in making materials and information available in this process, but there was no prior relationship or discussions.

Ms. Melissa Feider, Staff Accountant
Securities and Exchange Commission
File No. 000-18730
June 24, 2009

Comment 7 – The proposed amend 8-K, as enclosed, along with a new Exhibit 16 letter from Robison Hill & Co. incorporating and affirming the new information set-out above and in the amended 8-K, are attached.  Unless directed otherwise, we would intent to file both Robison Hill & Co. letters as enclosed as Exhibit 16.

May we thank you in advance for your review of this response letter and, more importantly, the proposed amended 8-K so that the Company can be assured that there are no further comments prior to filing.

Sincerely,

/S/ Julian D. Jensen

Julian D. Jensen
Attorney at Law

JDJ/hl
Encls.:    Proposed Amended 8-K
Robison Hill & Co. Letters

cc:           Klever Marketing, Inc.